SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37229T 301

(CUSIP Number)

Andy Heyward

Chief Executive Officer

Genius Brands International, Inc.

190 N. Canon Drive, Suite 401

Beverly Hills, CA 90210

(310) 273 - 4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T 301

1	Names of Reporting Persons A Squared Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 990,728
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 990,728
11	Aggregate Amount Beneficially Owned by Each Reporting Person 990,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (see instructions) OO

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CUSIP No. 37229T 301

1	Names of Reporting Persons Andy Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power 10,652,310 (see Item 5)*
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 10,652,310 (see Item 5)*
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,652,310 (see Item 5)*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.4% (see Item 5)*
14	Type of Reporting Person (see instructions) IN

*	Consists of (i) 990,728 shares of common stock held by A Squared Holdings LLC over which Andy Heyward holds sole voting and dispositive power; (ii) 476,190 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock (the “Reported Preferred Stock”) (subject to the blocker described below); (iii) 1,377,237 shares of common stock held by Andy Heyward; (iv) 1,234 shares held by Heyward Living Trust; (v) 6,119,048 shares issuable upon exercise of warrants held by Andy Heyward (the “Reported Warrants”) (subject to the blocker described below); (vi) 448,750 shares of common stock issuable now or within 60 days of March 13, 2020, upon the exercise of stock options granted to Andy Heyward; and (vii) 1,239,123 shares of common stock in the aggregate issuable upon conversion of a Secured Convertible Note held by Andy Heyward (the “Secured Convertible Note”) and a Senior Secured Convertible Note held by Andy Heyward (the “Senior Secured Convertible Note” and, collectively with the Secured Convertible Note, the “Reported Convertible Notes”) (subject to the blockers described below). As more fully described in Item 5, the Reported Warrants and Senior Secured Convertible Note are subject to a 4.99% blocker and the Reported Preferred Stock and Secured Convertible Note are subject to a 9.99% blocker and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (7), (9) and (11) show the number of shares of Common Stock that would be issuable upon full exercise or conversion, as applicable, of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (7), (9) and (11).

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This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genius Brands International, Inc., a Nevada corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on November 3, 2017, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on September 19, 2019, as amended by the Schedule 13D/A filed by the Reporting Persons with the SEC on October 3, 2019 (as so amended, the “Schedule 13D”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

“On March 11, 2020, the Issuer and certain accredited investors, including Mr. Heyward, entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Mr. Heyward acquired a Senior Secured Convertible Note in the aggregate principal amount of $1,250,000 and $1,000,000 funding amount (reflecting a 20% original issue discount) (the “Note”), and a warrant to purchase 5,952,381 shares of Common Stock (the “Warrant”) (collectively, the “Financing”). The Financing closed on March 13, 2020. The issuance of the Note and Warrant and the issuance of the shares of Common Stock issuable upon conversion of the Note and exercise of the Warrant will be exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated by the SEC under the Securities Act.

The foregoing references to and the descriptions of the Securities Purchase Agreement, the Note and the Warrant and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the form of Securities Purchase Agreement, the form of Note and the form of Warrant, which are attached as Exhibits A, B and C, respectively, and are incorporated herein by reference.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“Pursuant to the terms of the Securities Purchase Agreement, Mr. Heyward acquired a Senior Secured Convertible Note in the aggregate principal amount of $1,250,000 and $1,000,000 funding amount (reflecting a 20% original issue discount), and a warrant to purchase 5,952,381 shares of Common Stock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 13 of the cover page for each Reporting Person is based on 25,549,152 shares issued and outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) filed on February 6, 2020, and the conversion of the Convertible Preferred Stock (the “Reported Preferred Stock”), the Senior Secured Convertible Notes and the Secured Convertible Notes (collectively, the “Reported Convertible Notes”) and the exercise of the reported warrants (the “Reported Warrants”), in each case subject to the Blockers (as defined below).

Pursuant to the terms of the Certificate of Designations governing the Reported Preferred Stock and the Secured Convertible Note and the terms of the Reported Warrants and the Senior Secured Convertible Note, the Reporting Persons cannot convert the Reported Preferred Stock and Reported Convertible Notes or exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock with respect to the Reported Preferred Stock and Secured Convertible Note and more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Warrants and the Senior Secured Convertible Note (each a “Blocker” and collectively, the “Blockers”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to convert any of the Reported Preferred Stock or Reported Convertible Notes and exercise any of the Reported Warrants due to the Blockers.

ASH has shared voting and dispositive power over its shares. Mr. Heyward has sole voting and dispositive power over shares held by ASH and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

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Except as described in this Schedule 13D/A, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.”

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit A	Form of Securities Purchase Agreement, dated March 11, 2020, by and between the Company and the Investors signatory thereto (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2020)
Exhibit B	Form of Senior Secured Convertible Note issued by the Company (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2020)
Exhibit C	Form of Investor Warrant (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2020)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

A Squared Holdings, LLC

/s/ Andy Heyward
Andy Heyward, Manager

/s/ Andy Heyward
Andy Heyward

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